Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF — August	84-1929671
Innovator S&P 500 Power Buffer ETF — August	84-1968756
Innovator S&P 500 Ultra Buffer ETF — August	84-1986764